FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: November 12, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and six months ended September 30, 2009 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2009	March 31, 2009
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥299,628	¥269,247
Short-term investments (Notes 4 and 5)	195,473	202,143
Trade notes receivables	11,515	13,750
Trade accounts receivables (Note 14)	173,420	158,754
Less allowances for doubtful accounts and sales returns	(3,820)	(4,669)
Inventories (Note 6)	184,315	199,641
Deferred income taxes	37,033	35,187
Other current assets (Notes 5 and 7)	70,988	78,263

Total current assets	968,552	952,316

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 14)	21,563	19,376
Securities and other investments (Notes 4 and 5)	369,624	351,849

Total investments and advances	391,187	371,225

Property, plant and equipment:
Land	56,892	57,077
Buildings	284,667	288,460
Machinery and equipment	688,751	707,399
Construction in progress	8,162	6,397
Less accumulated depreciation	(792,977)	(793,279)

Total property, plant and equipment	245,495	266,054

Goodwill (Note 3)	66,908	63,226
Intangible assets (Note 3)	53,799	60,077
Other assets	66,663	60,904

Total assets	¥1,792,604	¥1,773,802

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	September 30, 2009	March 31, 2009
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,553	¥11,000
Current portion of long-term debt (Note 5)	13,613	13,865
Trade notes and accounts payable	76,353	62,579
Other notes and accounts payable	42,257	43,452
Accrued payroll and bonus	44,126	41,756
Accrued income taxes	9,084	7,430
Other accrued liabilities	26,810	26,967
Other current liabilities (Notes 5 and 7)	27,370	30,912

Total current liabilities	244,166	237,961

Non-current liabilities:
Long-term debt (Note 5)	32,525	28,538
Accrued pension and severance liabilities (Note 8)	32,271	34,567
Deferred income taxes	84,178	71,539
Other non-current liabilities	18,213	18,109

Total non-current liabilities	167,187	152,753

Total liabilities	411,353	390,714

Commitments and contingencies (Note 9)

Kyocera Corporation shareholders’ equity (Note 10):
Common stock	115,703	115,703
Additional paid-in capital	163,040	163,151
Retained earnings	1,147,766	1,150,050
Accumulated other comprehensive income (Note 7)	(53,344)	(54,673)
Treasury stock, at cost	(50,591)	(50,568)

Total Kyocera Corporation shareholders’ equity	1,322,574	1,323,663

Noncontrolling interests (Note 10)	58,677	59,425

Total equity	1,381,251	1,383,088

Total liabilities and equity	¥1,792,604	¥1,773,802

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥658,717	¥483,903
Cost of sales (Note 7)	473,285	369,646

Gross profit	185,432	114,257
Selling, general and administrative expenses (Note 11)	123,203	105,399

Profit from operations	62,229	8,858

Other income (expenses):
Interest and dividend income	8,271	6,540
Interest expense (Note 7)	(406)	(1,500)
Foreign currency transaction (losses) gains, net (Note 7)	(125)	852
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	3,558	1,497
Other, net (Note 5)	481	901

Total other income	11,779	8,290

Income before income taxes	74,008	17,148
Income taxes	26,141	6,273

Net income	47,867	10,875
Net income attributable to noncontrolling interests	(2,618)	(2,147)

Net income attributable to shareholders of Kyocera Corporation	¥45,249	¥8,728

Earnings per share (Note 13):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥238.63	¥47.56
Diluted	¥238.52	¥47.56
Average number of shares of common stock outstanding:
Basic	189,621	183,526
Diluted	189,706	183,526

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥326,959	¥258,502
Cost of sales (Note 7)	234,337	192,022

Gross profit	92,622	66,480
Selling, general and administrative expenses (Note 11)	58,355	52,050

Profit from operations	34,267	14,430

Other income (expenses):
Interest and dividend income	2,361	1,517
Interest expense (Note 7)	(199)	(743)
Foreign currency transaction (losses) gains, net (Note 7)	(1,447)	628
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	2,073	420
Other, net (Note 5)	48	193

Total other income	2,836	2,015

Income before income taxes	37,103	16,445
Income taxes	12,395	5,984

Net income	24,708	10,461
Net income attributable to noncontrolling interests	(1,421)	(1,273)

Net income attributable to shareholders of Kyocera Corporation	¥23,287	¥9,188

Earnings per share (Note 13):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥122.73	¥50.06
Diluted	¥122.70	¥50.06
Average number of shares of common stock outstanding:
Basic	189,740	183,525
Diluted	189,790	183,525

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Cash flows from operating activities:
Net income	¥47,867	¥10,875
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,934	35,894
Provision for doubtful accounts	745	317
Write-down of inventories	2,772	7,023
Equity in earnings of affiliates and unconsolidated subsidiaries	(3,558)	(1,497)
Gains on sales of property, plant and equipment, and intangible assets	(10,219)	(1,288)
Foreign currency adjustments	(728)	555
Change in assets and liabilities:
(Increase) Decrease in receivables	41,035	(6,950)
(Increase) Decrease in inventories	(5,628)	5,488
(Increase) Decrease in other current assets	(4,024)	245
Increase (Decrease) in notes and accounts payable	(41,605)	19,635
Increase (Decrease) in accrued income taxes	(8,021)	1,748
Decrease in other current liabilities	(436)	(392)
Decrease in other non-current liabilities	(820)	(1,796)
Other, net	2,166	(2,051)

Net cash provided by operating activities	67,480	67,806

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(11,696)	(9,989)
Payments for purchases of held-to-maturity securities	(13,666)	(27,316)
Payments for purchases of other securities	(172)	(4,156)
Proceeds from sales of available-for-sale securities	13,632	10,204
Proceeds from maturities of held-to-maturity securities	11,536	21,179
Acquisitions of businesses, net of cash acquired	(38,693)	(3,667)
Payments for purchases of property, plant and equipment	(46,147)	(15,313)
Payments for purchases of intangible assets	(4,933)	(1,959)
Proceeds from sales of property, plant and equipment, and intangible assets	11,555	770
Acquisition of certificate of deposits and time deposits	(187,304)	(171,395)
Withdrawal of certificate of deposits and time deposits	99,359	196,854
Other, net	(383)	(216)

Net cash used in investing activities	(166,912)	(5,004)

Cash flows from financing activities:
Decrease in short-term debt, net	(1,176)	(5,897)
Issuance of long-term debt	—	7,879
Payments of long-term debt	(2,212)	(11,860)
Dividends paid (Note 10)	(12,194)	(11,871)
Purchase of treasury stock	(155)	(25)
Reissuance of treasury stock	2,995	3
Other, net	(1,449)	(1,362)

Net cash used in financing activities	(14,191)	(23,133)

Effect of exchange rate changes on cash and cash equivalents	1,863	(9,288)

Net increase (decrease) in cash and cash equivalents	(111,760)	30,381
Cash and cash equivalents at beginning of period	447,586	269,247

Cash and cash equivalents at end of period	¥335,826	¥299,628

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS> (Unaudited)

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Comprehensive Income

Comprehensive income is the change in equity except for capital transactions and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, pension adjustments and net unrealized gains (losses) on securities and derivative financial instruments.

(3) Business Combinations

Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period.

(4) Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(5) Lease Accounting

Kyocera records tangible assets as capital lease for all of rent transaction which transfers risk and rewards of ownership of property substantially.

(6) Benefit Plans

Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(7) Unused Compensated Absence

Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(8) Income Taxes

Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(9) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from additional paid-in capital.

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary. All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

(3) Cash and Cash Equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in other assets at September 30, 2009 and at March 31, 2009 were ¥2,561 million and ¥2,478 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 73% and 72% at September 30, 2009 and March 31, 2009, respectively, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 56% and 49% at September 30, 2009 and at March 31, 2009, respectively, and by other methods including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method.

Kyocera evaluates whether the declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expense in the year incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful live, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	3 to 10 years
Customer relationships	3 to 18 years

(10) Impairment of long-lived assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, and the hedged transaction is no longer expected to occur, the derivatives will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Kyocera recognizes the cost resulting from share-based payment transactions in financial statements by fair-value based measurement method. Under the modified prospective method, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net income attributable to shareholders of Kyocera Corporation and Cash Dividends per Share

Basic earning per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently Adopted Accounting Standards

Kyocera adopted the FASB ASC 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 805, “Business Combination” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statement of income for the three and six months ended September 30, 2008 and the consolidated statement of cash flow for the six months ended September 30, 2008. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted (a) the FASB ASC 820, “Fair Value Measurements and Disclosures” (former FASB Staff Positions (FSP) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) (b) the FASB ASC 320, “Debt and Equity Securities” (former FSP No. 115-2 and former FSP No. 124-2, “Recognition and Presentation of Other-Than Temporary Impairments”) (c) the FASB ASC 825, “Financial Instruments” (former FSP No. 107-1 and former Accounting Principles Bulletins (APB) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) on April 1, 2009.

(a)	The FASB ASC 820 (former FSP No. 157-4) provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, this accounting standard requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	The FASB ASC 320 (former FSP No. 115-2 and former FSP No. 124-2) amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	The FASB ASC 825 (former FSP No. 107-1 and former APB No. 28-1) requires interim disclosures regarding the fair values of financial instruments that are within the scope of the FASB ASC 825. Additionally, this accounting standard requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from previous periods.

The adoption of these three FASB ASCs had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 855, “Subsequent Events” (former SFAS No. 165, “Subsequent Events”) on April 1, 2009. The purpose of this accounting standard is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

(17) Recently Issued Accounting Standards

In December 2008, the FASB issued ASC 715, “Compensation-Retirement Benefits” (former FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) which provides guidance on employers’ disclosure of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. This accounting standard will be effective for fiscal years ending after December 15, 2009. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have any impact on Kyocera’s consolidated results of operations, financial position and cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140”. This accounting standard removes the concept of a qualifying special-purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. This accounting standard must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R). This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This accounting standard shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value” which provides amendments to provisions related to the fair value measurement of liabilities as follows:

(a)	In circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

•	The quoted price of the identical liability when traded as an asset.

•	Quoted prices for similar liabilities or similar liabilities when traded as assets.

•	Another valuation technique that is consistent with principles of the Topics, such as the income approach or a market approach.

(b)	When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.

(c)	Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

This accounting standard is effective for interim and annual reporting periods beginning after issuance.

Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 5 to the Consolidated Financial Statements on this Form 6-K.

In September 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

(18) Reclassifications

Captions presented in the consolidated balance sheet at March 31, 2009, the consolidated statements of income for the six and three months ended September 30, 2008, the consolidated statement of cash flows for the six months ended September 30, 2008 and their corresponding footnotes have been reclassified to conform to the current presentation.

3. Business Combination

Kyocera Mita Corporation acquired additional equity interests in TA Triumph-Adler AG, a German-based distributor of information equipment, which had previously been accounted for by the equity method, through a takeover offer or directly from its shareholders, and turned it into a consolidated subsidiary on January 21, 2009. The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended June 30, 2009. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

January 21, 2009
(Yen in millions)
Current assets	¥27,543
Intangible assets	17,335
Other non-current assets	23,337

Total assets	68,215

Current liabilities	25,501
Non-current liabilities	41,004

Total liabilities	66,505

Noncontrolling interests	3

Total identified assets, liabilities and noncontrolling interests	1,707

Purchase price	8,234
Investments in TA Triumph-Adler AG before the consolidation as a subsidiary	4,198

Goodwill	¥10,725

On July 31, 2009, Kyocera Mita Corporation acquired 100% of the common stock of two distributors of information equipment in Korea and made them consolidated subsidiaries in the name of Kyocera Mita Korea Co., Ltd and Kyocera Mita Document Solution Co., Ltd.

On August 3, 2009, Kyocera Communication System Co., Ltd. acquired 67% of the common stock of Net it works, Inc., a Japanese telecommunication engineering company and made it a consolidated subsidiary.

These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial position and cash flows.

4. Investment in Debt and Equity Securities

Investments in debt and equity securities as of September 30, 2009 and March 31, 2009, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	September 30, 2009				March 31, 2009
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥12,224	¥11,724	¥17	¥517	¥11,884	¥11,359	¥16	¥541
Other debt securities	2,851	2,519	—	332	5,716	5,220	22	518
Equity securities	272,400	322,415	50,574	559	270,156	291,137	22,099	1,118

Total available-for-sale Securities	287,475	336,658	50,591	1,408	287,756	307,716	22,137	2,177

Held-to-maturity securities:
Corporate debt securities	12,500	12,583	103	20	8,398	8,375	2	25
Other debt securities	19,814	19,894	89	9	19,524	19,467	17	74

Total held-to-maturity Securities	32,314	32,477	192	29	27,922	27,842	19	99

Total investments in debt and equity securities	¥319,789	¥369,135	¥50,783	¥1,437	¥315,678	¥335,558	¥22,156	¥2,276

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

1. Assets and Liabilities Measured at Fair Value on a Recurring Basis

	September 30, 2009				March 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Assets:
Securities (current)	¥249	¥1,206	¥232	¥1,687	¥2,743	¥1,942	¥412	¥5,097
Investment securities (non-current)	325,881	9,023	67	334,971	294,996	7,339	284	302,619
Derivatives	—	1,934	—	1,934	—	228	—	228

Total assets	¥326,130	¥12,163	¥299	¥338,592	¥297,739	¥9,509	¥696	¥307,944

Liabilities:
Derivatives	—	¥638	—	¥638	—	¥3,774	—	¥3,774

Total liabilities	—	¥638	—	¥638	—	¥3,774	—	¥3,774

Level 1 securities and investment securities consist principally of equity securities. The fair value is quoted price in active market with sufficient volume and frequency of transactions.

Level 2 securities and investment securities consist of equity securities, corporate debt securities, convertible bond and other debt securities. The fair value is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera elected the fair value option only for convertible bonds for the year ended March 31, 2009. Gain on convertible bonds amounted to ¥211 million and ¥21 million were recorded in other, net on the consolidated statement of income for the six and three months ended September 30, 2009, respectively.

Level 3 securities and investment securities consist of corporate debt securities and other debt securities. The fair value is determined using input that is both unobservable and significant to the values of instruments being measured.

Level 2 derivatives consist of foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. The fair value is estimated based on quotes from financial institutions. For detail information of derivatives, please refer to the Note 7 to the Consolidated Financial Statements on this Form 6-K.

The following table presents additional information about Level 3 securities and investment securities measured at fair value on recurring basis for the six and three months ended September 30, 2009.

	The six months ended September 30, 2009	The three months ended September 30, 2009
	(Yen in millions)
Balance at beginning of period	¥696	¥381
Total gains or losses (realized / unrealized)
Included in earnings	(31)	(36)
Included in other comprehensive income	53	60
Purchase, issuance, and settlements	(363)	(53)
Transfer in and / or out of Level 3	(56)	(53)

Balance at end of period	¥299	¥299

2. Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	September 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	(Yen in millions)
Assets:
Securities and other investments (a)	¥369,624	¥369,771	¥351,849	¥351,778
Liabilities:
Long term debt (including due within one year) (b)	¥46,138	¥46,366	¥42,403	¥42,611

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at September 30, 2009 and March 31, 2009 were ¥10,171 million and ¥6,001 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, short-term investments and short-term borrowings, the carrying amount approximates fair value because of the short maturity of these instruments.

6. Inventories

Inventories at September 30, 2009 and March 31, 2009 are as follows:

	September 30, 2009	March 31, 2009
	(Yen in millions)
Finished goods	¥90,685	¥104,379
Work in process	41,438	39,836
Raw materials and supplies	52,192	55,426

	¥184,315	¥199,641

7. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rate debt to fixed rates.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months and currency swaps to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable, payable and borrowings are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The location and fair value of derivative financial instruments in the consolidated balance sheet at September 30, 2009 are as follows:

	September 30, 2009
	Asset derivatives		Liability derivatives
	Location	Fair value	Location	Fair value
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥260	Other current liabilities	¥516
Interest rate swaps	—	—	Other current liabilities	47
Interest rate caps	Other current assets	0	—	—

Total		¥260		¥563

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥1,674	Other current liabilities	¥74
Currency swaps	—	—	Other current liabilities	1

Total		¥1,674		¥75

Total derivatives		¥1,934		¥638

The location and amount of derivative financial instruments in the comprehensive income in the six months ended September 30, 2009 are as follows:

	Six months ended September 30, 2009
	Gains (losses) recognized in accumulated other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥(60)	Net sales and Cost of sales	¥75	Foreign currency transaction gains, net	¥(14)
Interest rate swaps	14	Interest expense	9	Interest expense	—
Interest rate swaps	1	Equity in earnings of affiliates and unconsolidated subsidiaries	(10)	Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	0

Total	¥(45)		¥74		¥(14)

	Six months ended September 30, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction gains, net	¥4,955
Currency swaps	Foreign currency transaction gains, net	9

Total		¥4,964

The location and amount of derivative financial instruments in the comprehensive income in the three months ended September 30, 2009 are as follows:

	Three months ended September 30, 2009
	Gains (losses) recognized in accumulated other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥(230)	Net sales and Cost of sales	¥32	Foreign currency transaction gains, net	¥1
Interest rate swaps	17	Interest expense	5	Interest expense	—
Interest rate swaps	(14)	Equity in earnings of affiliates and unconsolidated subsidiaries	(6)	Equity in earnings of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	0

Total	¥(227)		¥31		¥1

	Three months ended September 30, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction gains, net	¥3,818
Currency swaps	Foreign currency transaction gains, net	4

Total		¥3,822

The aggregate contract amounts of derivative financial instruments at September 30, 2009 and March 31, 2009 are as follows:

	September 30, 2009	March 31, 2009
	Aggregate contract amounts	Aggregate contract amounts
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥35,399	¥9,750
Interest rate swaps	660	650
Interest rate caps	1,518	2,275

Total	¥37,577	¥12,675
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥90,635	¥101,346
Currency swaps	260	331

Total	¥90,895	¥101,677

Total derivatives	¥128,472	¥114,352

8. Benefit Plans

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the six months ended September 30, 2008 and 2009, include the following components:

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Service cost	¥4,117	¥4,402
Interest cost	1,189	1,150
Expected return on plan assets	(1,444)	(1,527)
Amortization of transition obligation	45	—
Amortization of prior service cost	(2,165)	(2,164)
Recognized actuarial loss	453	587

Net periodic pension costs	¥2,195	¥2,448

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the three months ended September 30, 2008 and 2009, include the following components:

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions)
Service cost	¥2,058	¥2,201
Interest cost	595	575
Expected return on plan assets	(722)	(764)
Amortization of transition obligation	23	—
Amortization of prior service cost	(1,083)	(1,082)
Recognized actuarial loss	226	294

Net periodic pension costs	¥1,097	¥1,224

Foreign:

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries and TA Triumph-Adler AG and its consolidated subsidiaries in the six months ended September 30, 2008 and 2009, include the following components:

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Service cost	¥180	¥168
Interest cost	624	1,119
Expected return on plan assets	(673)	(582)
Amortization of prior service cost	5	5
Recognized actuarial loss	41	115

Net periodic pension costs	¥177	¥825

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries and TA Triumph-Adler AG and its consolidated subsidiaries in the three months ended September 30, 2008 and 2009, include the following components:

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions)
Service cost	¥90	¥83
Interest cost	312	562
Expected return on plan assets	(336)	(287)
Amortization of prior service cost	2	2
Recognized actuarial loss	21	57

Net periodic pension costs	¥89	¥417

9. Commitments and Contingencies

As of September 30, 2009, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥13,048 million principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at September 30, 2009 are as follows:

September 30, 2009
(Yen in millions)
Due within 1 year	¥4,842
Due after 1 year within 2 years	3,177
Due after 2 years within 3 years	2,228
Due after 3 years within 4 years	1,614
Due after 4 years within 5 years	984
Thereafter	1,670

¥14,515

Kyocera has entered into purchase agreements for a certain portion of anticipated quantity of materials used in its operations. Under those agreements, during the six months ended September 30, 2009 and during the three months ended September 30, 2009, Kyocera purchased ¥5,998 million and ¥3,412 million, respectively and is obligated to purchase ¥272,365 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At September 30, 2009, the total amount of these guarantees was ¥761 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥28,665 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

10. Equity

Based on the resolution for the payment of year-end dividends at the ordinary general shareholders’ meeting held on June 25, 2009, Kyocera paid cash dividends totaling ¥11,012 million, ¥60 per share of common stock on June 26, 2009 to shareholders of record on March 31, 2009.

Based on the resolution for the payment of interim dividends at the board of directors held on October 30, 2009, Kyocera plans to pay cash dividends totaling ¥11,011 million, ¥60 per share of common stock on December 7, 2009 to stockholders of record on September 30, 2009.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the six months ended September 30, 2008 and 2009 are as follows:

	Six months ended September 30, 2008			Six months ended September 30, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity
	(Yen in millions)
Balance at beginning of period	¥1,451,165	¥65,002	¥1,516,167	¥1,323,663	¥59,425	¥1,383,088
Application of FASB ASC 715 (former SFAS No.158) to balance at beginning of period	(940)	(26)	(966)	—	—	—
Comprehensive income (loss)	37,046	3,041	40,087	9,979	(811)	9,168
Cash dividends	(11,367)	—	(11,367)	(11,012)	—	(11,012)
Cash dividends paid to noncontrolling interests	—	(839)	(839)	—	(871)	(871)
Other	2,937	(615)	2,322	(56)	934	878

Balance at end of period	¥1,478,841	¥66,563	¥1,545,404	¥1,322,574	¥58,677	¥1,381,251

Changes in comprehensive income (loss) for the six and three months ended September 30, 2008 and 2009 are as follows:

	Six months ended September 30, 2008			Six months ended September 30, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity
	(Yen in millions)
Net income	¥45,249	¥2,618	¥47,867	¥8,728	¥2,147	¥10,875
Net unrealized gains (losses) on securities	(9,309)	(61)	(9,370)	17,279	83	17,362
Net unrealized gains (losses) on derivative financial instruments	(247)	(107)	(354)	(45)	65	20
Pension adjustments	(950)	41	(909)	(434)	(67)	(501)
Foreign currency translation adjustments	2,303	550	2,853	(15,549)	(3,039)	(18,588)

Comprehensive income (loss)	¥37,046	¥3,041	¥40,087	¥9,979	¥(811)	¥9,168

	Three months ended September 30, 2008			Three months ended September 30, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total Equity
	(Yen in millions)
Net income	¥23,287	¥1,421	¥24,708	¥9,188	¥1,273	¥10,461
Net unrealized gains (losses) on securities	(25,964)	(54)	(26,018)	(2,531)	32	(2,499)
Net unrealized gains (losses) on derivative financial instruments	15	9	24	(227)	(4)	(231)
Pension adjustments	(442)	17	(425)	(184)	52	(132)
Foreign currency translation adjustments	(18,226)	(3,038)	(21,264)	(15,366)	(2,705)	(18,071)

Comprehensive income (loss)	¥(21,330)	¥(1,645)	¥(22,975)	¥(9,120)	¥(1,352)	¥(10,472)

11. Supplemental Expense Information

Supplemental expense information is as follows:

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Research and development expenses	¥35,362	¥26,015
Advertising expenses	¥4,690	¥3,578
Shipping and handling cost included in selling, general and administrative expenses	¥9,353	¥6,316

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions)
Research and development expenses	¥18,448	¥12,892
Advertising expenses	¥2,456	¥2,025
Shipping and handling cost included in selling, general and administrative expenses	¥4,801	¥3,286

During the six months ended September 30, 2008 and the three months ended September 30, 2008, selling, general and administrative expenses included ¥10,557 million of gains on sales of certain properties which were located in Japan and overseas, and ¥2,309 million of an impairment loss on long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) Displays in the Electronic Device Group.

12. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Ceramic Packages for Crystal and SAW Devices

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators

SAW Devices, RF Modules, EMI Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(Information Equipment Group)

ECOSYS Printer, Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Integration Business on Information Systems and Network Infrastructures Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators, Molded Products

Hotel Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Three months ended September 30, 2008	Three months ended September 30, 2009
Amount of sales to KDDI (Yen in millions)	¥36,016	¥25,408
Ratio of amount of sale to KDDI to consolidated net sales (%)	11.0	9.8

	Six months ended September 30, 2008	Six months ended September 30, 2009
Amount of sales to KDDI (Yen in millions)	¥81,878	¥43,634
Ratio of amount of sale to KDDI to consolidated net sales (%)	12.4	9.0

Information by reporting segments for the three and six months ended September 30, 2008 and 2009 is summarized as follows:

Reporting Segments

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥18,569	¥12,254
Semiconductor Parts Group	41,105	34,138
Applied Ceramic Products Group	45,090	37,012
Electronic Device Group	70,304	49,089
Telecommunications Equipment Group	59,423	42,946
Information Equipment Group	64,623	57,395
Others	34,128	31,006
Adjustments and eliminations	(6,283)	(5,338)

	¥326,959	¥258,502

Operating profit (loss):
Fine Ceramic Parts Group	¥1,086	¥(783)
Semiconductor Parts Group	4,527	2,785
Applied Ceramic Products Group	11,421	3,239
Electronic Device Group	804	2,591
Telecommunications Equipment Group	(3,524)	(2,145)
Information Equipment Group	5,312	6,262
Others	13,326	1,824

	32,952	13,773
Corporate	2,054	2,201
Equity in earnings of affiliates and unconsolidated subsidiaries	2,073	420
Adjustments and eliminations	24	51

Income before income taxes	¥37,103	¥16,445

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,966	¥1,436
Semiconductor Parts Group	3,798	2,382
Applied Ceramic Products Group	2,615	2,512
Electronic Device Group	6,506	4,229
Telecommunications Equipment Group	4,497	2,323
Information Equipment Group	3,421	3,029
Others	1,497	1,134
Corporate	666	595

	¥24,966	¥17,640

Capital expenditures:
Fine Ceramic Parts Group	¥1,282	¥462
Semiconductor Parts Group	2,035	1,229
Applied Ceramic Products Group	3,504	2,130
Electronic Device Group	4,392	1,132
Telecommunications Equipment Group	846	831
Information Equipment Group	6,313	1,265
Others	509	691
Corporate	132	224

	¥19,013	¥7,964

Reporting Segments

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥37,345	¥21,521
Semiconductor Parts Group	82,272	62,216
Applied Ceramic Products Group	86,253	66,883
Electronic Device Group	138,018	94,461
Telecommunications Equipment Group	135,418	79,749
Information Equipment Group	125,737	111,151
Others	66,306	57,825
Adjustments and eliminations	(12,632)	(9,903)

	¥658,717	¥483,903

Operating profit (loss):
Fine Ceramic Parts Group	¥2,886	¥(3,583)
Semiconductor Parts Group	10,725	4,470
Applied Ceramic Products Group	20,728	4,364
Electronic Device Group	6,033	328
Telecommunications Equipment Group	(2,373)	(7,503)
Information Equipment Group	12,199	8,360
Others	13,869	1,798

	64,067	8,234
Corporate	6,235	7,312
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	1,497
Adjustments and eliminations	148	105

Income before income taxes	¥74,008	¥17,148

Depreciation and amortization:
Fine Ceramic Parts Group	¥3,796	¥2,810
Semiconductor Parts Group	6,897	4,557
Applied Ceramic Products Group	4,894	4,964
Electronic Device Group	12,332	8,537
Telecommunications Equipment Group	9,014	4,984
Information Equipment Group	6,399	6,506
Others	3,250	2,299
Corporate	1,352	1,237

	¥47,934	¥35,894

Capital expenditures:
Fine Ceramic Parts Group	¥2,553	¥711
Semiconductor Parts Group	4,177	2,337
Applied Ceramic Products Group	5,816	3,446
Electronic Device Group	10,319	2,082
Telecommunications Equipment Group	2,078	1,549
Information Equipment Group	8,077	1,890
Others	1,719	1,029
Corporate	2,241	518

	¥36,980	¥13,562

Geographic segments (Sales by region)

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions)
Japan	¥129,333	¥111,702
Europe	61,132	49,607
United States of America	56,225	41,950
Asia	58,657	43,215
Others	21,612	12,028

Net sales	¥326,959	¥258,502

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Japan	¥269,168	¥199,716
Europe	118,078	93,750
United States of America	117,174	84,750
Asia	111,834	82,156
Others	42,463	23,531

Net sales	¥658,717	¥483,903

There are no individually material countries with respect to revenue from external customers in Europe, Asia and Others.

Geographic Segments, Sales and Operating Profit by Geographic area

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions)
Net sales:
Japan	¥136,750	¥115,520
Intra-group sales and transfer between geographic areas	111,068	78,904

	247,818	194,424

Europe	63,196	51,244
Intra-group sales and transfer between geographic areas	8,058	6,907

	71,254	58,151

United States of America	68,628	49,909
Intra-group sales and transfer between geographic areas	7,053	6,717

	75,681	56,626

Asia	51,595	37,105
Intra-group sales and transfer between geographic areas	59,346	34,991

	110,941	72,096

Others	6,790	4,724
Intra-group sales and transfer between geographic areas	3,647	3,145

	10,437	7,869

Adjustments and eliminations	(189,172)	(130,664)

	¥326,959	¥258,502

Operating profit:
Japan	¥15,211	¥7,010
Europe	2,171	551
United States of America	55	1,370
Asia	14,316	3,962
Others	138	806

	31,891	13,699
Corporate	2,054	2,201
Equity in earnings of affiliates and unconsolidated subsidiaries	2,073	420
Adjustments and eliminations	1,085	125

Income before income taxes	¥37,103	¥16,445

Geographic Segments, Sales and Operating Profit (loss) by Geographic area

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions)
Net sales:
Japan	¥283,589	¥207,292
Intra-group sales and transfer between geographic areas	218,708	143,142

	502,297	350,434

Europe	122,509	97,000
Intra-group sales and transfer between geographic areas	16,348	12,751

	138,857	109,751

United States of America	141,660	100,509
Intra-group sales and transfer between geographic areas	14,826	11,452

	156,486	111,961

Asia	98,032	70,160
Intra-group sales and transfer between geographic areas	119,132	66,548

	217,164	136,708

Others	12,927	8,942
Intra-group sales and transfer between geographic areas	7,149	6,254

	20,076	15,196

Adjustments and eliminations	(376,163)	(240,147)

	¥658,717	¥483,903

Operating profit (loss):
Japan	¥39,292	¥(1,279)
Europe	4,373	(1,042)
United States of America	2,362	2,154
Asia	18,700	6,167
Others	635	1,275

	65,362	7,275
Corporate	6,235	7,312
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	1,497
Adjustments and eliminations	(1,147)	1,064

Income before income taxes	¥74,008	¥17,148

13. Per Share Information

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Six months ended September 30, 2008	Six months ended September 30, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥45,249	¥8,728

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥238.63	¥47.56
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥238.52	¥47.56

Basic weighted average number of shares outstanding	189,621	183,526
Dilutive effect of stock options	85	—
Diluted weighted average number of shares outstanding	189,706	183,526

	Three months ended September 30, 2008	Three months ended September 30, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥23,287	¥9,188

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥122.73	¥50.06
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥122.70	¥50.06

Basic weighted average number of shares outstanding	189,740	183,525
Dilutive effect of stock options	50	—
Diluted weighted average number of shares outstanding	189,790	183,525

14. Alternative Dispute Resolution Procedure at WILLCOM, Inc.

On September 24, 2009, WILLCOM, Inc., an affiliate company of Kyocera which operates a Personal Handyphone System (PHS) business, decided to use Alternative Dispute Resolution (ADR) process because to commercialize the next generation of high-speed broadband mobile wireless access system coupled with the current tough business environment. WILLCOM, Inc. applied for and received acceptance for the ADR procedure as prescribed in the Act on Special Measures for Industrial Revitalization with Japanese Association of Turnaround Professionals (JATP) in order to improve earning capacity and financial strength with the goal of revitalizing and strengthening the business.

The ADR process is not a bankruptcy process but is a procedure that has the reliability in the form of legal settlement and the flexibility of a private settlement that allows the company to continue its daily commercial transactions. The JATP is an independent organization licensed by the Minister of Economy, Trade and Industry of Japan. The ADR procedure enables users to resolve disputes with the involvement of JATP, which acts as an unbiased intermediary in achieving a resolution between the parties.

Kyocera owns a 30% interest in WILLCOM, Inc. and accounts for its investment under the equity method. Kyocera mainly sells PHS handsets and PHS base stations to WILLCOM, Inc. At September 30, 2009, Kyocera’s carrying amount of investment in WILLCOM, Inc. and Kyocera’s trade receivables from WILLCOM, Inc were ¥ 20,059 million and ¥ 15,557 million, respectively. Kyocera’s sales to WILLCOM, Inc. during the three and six months ended September 30, 2008 and 2009 were ¥6,305 million and ¥5,873 million and ¥13,480 million and ¥11,282 million, respectively.

At September 30, 2009, the business revitalization plan has not been resolved. The result of resolution may affect the valuation of Kyocera’s investment in and trade receivables from WILLCOM, Inc. and may have a material affect on Kyocera’s consolidated results of operations and financial position.

15. Subsequent Event

Kyocera has evaluated subsequent events requiring recognition or disclosure in the financial statements during the period from October 1, 2009 through November 12, 2009, the date of issuance of this Quarterly Report on Form 6-K . During the period, no material subsequent events were identified.

Reference Information (Unaudited)

1. Production

Production (Sales price)	Three months ended September 30, 2008		Three months ended September 30, 2009		Increase (Decrease) %
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥18,025	5.8	¥11,707	4.6	(35.1)
Semiconductor Parts Group	39,756	12.8	35,317	13.7	(11.2)
Applied Ceramic Products Group	46,640	15.0	35,611	13.9	(23.6)
Electronic Device Group	62,973	20.2	49,331	19.2	(21.7)

Total Components Business	167,394	53.8	131,966	51.4	(21.2)
Telecommunications Equipment Group	59,839	19.2	43,853	17.1	(26.7)
Information Equipment Group	59,268	19.1	58,035	22.6	(2.1)

Total Equipment Business	119,107	38.3	101,888	39.7	(14.5)
Others	24,388	7.9	22,834	8.9	(6.4)

Production	¥310,889	100.0	¥256,688	100.0	(17.4)

2. Orders

Orders	Three months ended September 30, 2008		Three months ended September 30, 2009		Increase (Decrease) %
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥18,033	5.7	¥12,723	4.6	(29.4)
Semiconductor Parts Group	39,300	12.3	35,540	12.7	(9.6)
Applied Ceramic Products Group	47,578	14.9	38,672	13.8	(18.7)
Electronic Device Group	70,338	22.0	55,094	19.7	(21.7)

Total Components Business	175,249	54.9	142,029	50.8	(19.0)
Telecommunications Equipment Group	52,246	16.4	54,911	19.6	5.1
Information Equipment Group	64,201	20.1	57,334	20.5	(10.7)

Total Equipment Business	116,447	36.5	112,245	40.1	(3.6)
Others	33,051	10.4	31,195	11.1	(5.6)
Adjustments and eliminations	(5,809)	(1.8)	(5,616)	(2.0)	—

Orders	¥318,938	100.0	¥279,853	100.0	(12.3)